Exhibit 99.1

Tiziana Life Sciences Announces University of Massachusetts

Commences Dosing Intranasal Foralumab in Phase 2 Multiple Sclerosis Trial

NEW YORK, April 23, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that dosing has commenced at the fourth clinical site in its ongoing Phase 2 trial evaluating intranasal foralumab in patients with non-active secondary progressive multiple sclerosis (na-SPMS). The University of Massachusetts (UMass) has now joined Brigham and Women’s Hospital (BWH), Yale Multiple Sclerosis Center, and Johns Hopkins University (JHU) Autoimmunity Center of Excellence in actively dosing participants.

This blinded, placebo-controlled trial is expected to be completed by the end of 2025. Following the completion of the blinded phase, all participants—including those who initially received placebo—will have the opportunity to receive intranasal foralumab during a six-month open-label extension (OLE) phase. The OLE is designed to assess long-term safety and sustained benefit, of foralumab in the na-SPMS patient population.

“We are excited to add UMass as a clinical site in our Phase 2 trial. The increasing the number of premier institutions participating in our study reflects great enthusiasm within the scientific and medical communities for intranasal foralumab as a potential treatment for patients with non-active SPMS.” said William A. Clementi, PharmD, Chief Development Officer of Tiziana Life Sciences. “We remain committed to advancing this important research as we work toward a much-needed new treatment for this underserved patient population. Intranasal dosing allows foralumab to be administered at home. Our hope is that this improves compliance and outcomes verses more commonly seen intravenous dosing which can be a burden on a patient population who suffer with fatigue, and who would normally need to attend a clinic.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented, “The initiation of dosing at UMass marks another significant step forward in our mission to bring foralumab to patients living with non-active SPMS. We are grateful for the dedication of our investigators and research teams across all sites, as well as the patients who are participating in this trial. We look forward to the completion of the study and the insights it will provide into the potential benefits of foralumab.”

Foralumab is the first fully human anti-CD3 monoclonal antibody administered via the intranasal route. This novel, non-systemic approach is designed to engage regulatory T cells, promoting immune tolerance while minimizing systemic immune suppression.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com